July 19, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Request for Acceleration of Effectiveness
Franklin Ethereum Trust (the “Registrant”)
Registration Statement on Form S-1
File No. 333-277008

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 as amended be accelerated so that it will become effective at 4:30 p.m., Eastern time on July 22, 2024, or as soon as practicable thereafter. The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Please direct questions or comments relating to this filing to J. Stephen Feinour, Jr. at (215) 564-8521 or, to Miranda L. Sturgis, Esq. at (215) 564-8131.

Sincerely,

FRANKLIN ETHEREUM TRUST

By:	Franklin Holdings, LLC,
as its Sponsor

By:	/s/ David Mann
Name:	David Mann
Title:	President and Chief Executive Officer

CC:	Julie Sterner Patel, Franklin Templeton
Navid J. Tofigh, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP